July 31, 2012

Mr. Terence O’Brien

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington D.C. 20549-4631

Re:                               Letter dated July 13, 2012

Primoris Services Corporation

Form 10-K for the fiscal year ended December 31, 2011

Filed March 5, 2012

File No. 1-34145

Dear Mr. O’Brien:

This letter responds to your letter dated July 13, 2012 relating to Primoris Service Corporation (“we”, “us”, or the “Company”).  A copy of your letter is attached for your convenience.  In a telephone call with Ms. Do on July 25, 2012, she agreed to extend the date for our response to August 1, 2012.  Our responses correspond to the numbers place adjacent to the comments in you letter.

Form 10-K for the year ended December 31, 2011

Management’s Discussion and Analysis, page 26

Results of operations, page 29

1.                                       You state on page 31 that in the second quarter of 2011, you determined that because of delays associated with the engineering of a power plant construction project, you would increase contingency amounts which would reduce the margins and margin percentage for the project and that the issues were “not fully resolved at the end of 2011 and the margin for the segment and the gross profit percentage were adversely affected.” In the paragraph that follows, however, it appears that such adverse impact is not discussed.  Please revise future filings to quantify the extent to which these issues adversely impacted gross margin and gross profit percentage for the affected periods. It is also not clear from the corresponding disclosure on page 24 of the March 31, 2012 Form 10-Q whether these issues have been resolved as of the end of that quarter. Please advise and revise future filings as necessary.

The anticipated loss for the power plant was identified in the second quarter of 2011 Form 10-Q, and because the loss had an impact on year-to-date margin amounts, it was mentioned in the third quarter of 2011 Form 10-Q and the 2011 Form 10-K.  As discussed on page 31, the California Industrial group, a component of the West Construction Services segment, experienced decreased profit of $2.4 million compared to its gross profit in 2010.  The impact of establishing the loss provision for the power plant was a reduction of approximately $5 million in gross profit for 2011 compared to the amount expected for the project in 2011. That $5 million reduction changed the gross margin percentage for the West Construction Services segment from 14.0% to 13.4% for 2011.  In evaluating the decrease in the gross margin percentage from 15.4% to 13.4%, the factors cited on page 31 had a greater impact than the loss provision for the power plant.

As outlined in the first risk factor in “Risks Related to Our Business and Operations”, our financial and operating results vary from quarter to quarter and year-to-year.  Our wide mix of projects from heavy highway to underground pipeline to power plant construction and our mixture of contracts from fixed price to cost reimbursable lead to wide variations in margin percentages.  In future filings we will quantify and discuss the extent to which margins and margin percentages may be affected in subsequent periods if we believe that the impact will be of a material nature

We did not comment on the status of the project in the first quarter of 2012 since the reduced margins did not have a significant impact on the quarter.  As of this date, all of the issues have not yet been resolved.  If the eventual resolution results in a significant change to a future quarter, we will comment in future filings.

Critical Accounting Policies and Estimates, page 34

2.                                       In your letter dated July 27, 2010 in response to comment 13 in our letter dated July 13, 2010, you indicated you would “revise the critical accounting policies section of Item 7 of Form 10-K to disclose the number of reporting units the Company uses for testing goodwill impairment.” We note this information has not been provided on pages 35-36 or elsewhere in the Form 10-K. Given the substantial increase in size of your operations since then, in your response, please tell us the number of reporting units you use to test for goodwill impairment. Ensure future annual filings include this information or expand your discussion to describe your reporting units and how you identify them.

The Company provided the breakout of goodwill by segment in the subsequent filings, but inadvertently omitted revising the critical accounting policies in the 2011 Form 10-K.  In future Form 10-K filings, the Company will include the following language in discussing critical accounting policies.

Addition to Critical accounting policies:

We account for goodwill, including evaluation of any goodwill impairment under ASC Topic 350 “Intangibles — Goodwill and Other”, performed at the reporting unit level for those units with recorded goodwill on October 1 of each year, unless there are indications requiring a more frequent impairment test.

To date, goodwill has arisen from acquisitions and is recorded at our reporting units as follows:

•                  James Construction Group, East Construction Services segment, $59,259;

•                  Rockford, West Construction Services segment, $32,079;

•                  Sprint, East Construction Services segment, $9,389;

•                  Cardinal Contractors, East Construction Services segment, $2,441; and

•                  Born Canada, Engineering segment, $401.

Liquidity and Capital Resources, page 36

3.                                       In future filings, please explain the reason for the fluctuation in costs and estimated earnings in excess of billings. Address any disagreements with customers that may impact your ability to bill these amounts or any other known contracts/factors that materially impact the recoverability of this asset. Refer to Item 303(a)(1) of Regulation S-K.

As discussed at ASC 605-35-45-3, the use of percentage-of-completion accounting can result in cost and recognized income not yet billed (CIE) and billings in excess of recognized costs and income (BIE).  As discussed in our revenue recognition footnote (2011 Form 10-K, page 33), revenue is recognized based on cost-over total cost percentage of completion, while client billings are made in accordance with contract terms.  These terms can vary widely from client to client and project to project, and the resulting BIE or CIE will vary based on the progress of the job and timing of billings under the contract. While there can be contracts which could have a significant impact on CIE and BIE (and we discussed the impact of the Ruby contract on the change in BIE in both 2010 and 2011 Forms 10-K), fluctuations from quarter to quarter or year to year are normal and should be expected in general.  As we have done for Ruby, we will continue to highlight the impact of any specific unusual changes.

For some of our projects, especially highway and bridge construction for public agencies in the East Construction Services segment and pipeline integrity work for large utilities in California, the billing process requires client inspection prior to bill preparation.  In the event that additional work was needed for acceptance, the additional costs could increase our estimated cost to complete and the corresponding project margin, depending on potential claims, change orders or litigation.  For the period of the 2011 Form 10-K and 2012 Q1 Form 10-Q, there were no significant disagreements with customers or any other known factors that impacted our ability to bill for any CIE amounts.  If in future periods there were material issues related to collection of CIE amounts, we would address these items in our filings.

Signatures, page 51

4.                                       In future filings, please revise the signatures to include those of your controller or principal accounting officer. Please see General Instruction D(2) of Form 10-K.

In future filings, the Company will include the signature of our principal financial officer and principal accounting officer.

Note 4 — Business Combinations — 2010 and 2009, page F-14

5.                                       You state that “Rockford’s results of operations and estimated fair value of assets acquired and liabilities assumed have been included in the Company’s consolidated financial statements from November 1, 2010”.  On page F-8, however, you state that “the transaction was effective retroactive to October 1, 2010”.  Please explain within the context of ASC 805-10-25-6.

In the Form 8-K filed November 12, 2010, we included a press release that identified the closing date of the transaction as November 12, 2010 with an effective date retroactive to October 1, 2012.  The merger agreement earn-out calculations were effective as of October 1, 2010.  At the end of the year, we reviewed the guidance in ASC 805-10-25-6 and 7 and determined that November 12, 2010 was the date on which we obtained control of Rockford.  The net changes between November 1, 2010 and November 12, 2012 were not material.  To maintain consistency, we kept the phrase “retroactive to October 1, 2010”.  In any future filings we will change the reference to state that for accounting purposes the acquisition was effective as of November 1, 2010, but that certain provisions were retroactive to October 1, 2010.

6.                                       We note Exhibits 99.2 and 99.3 to the Form 8-K/A filed January 25, 2011. Please explain to us why Rockford’s revenues declined 42% during the fiscal year ended March 31, 2010. Please explain the 70% decrease in accounts receivables during the fiscal year ended March 2009, as well as the $5.0 million decrease in costs and estimated earnings in excess of billings, compared to the 33.2% increase in revenues over that period.

While our pre-acquisition due diligence included a review of Rockford’s financial statements, our focus was primarily on balance sheet accounts that would remain post-closing.  As noted in our November 12, 2010 press release, Rockford began work on the Ruby project in 2010; however, because Rockford anticipated a notice-to-proceed in 2009 for Ruby, Rockford could not bid or perform work for other clients, which reduced its revenues in the fiscal year ending March 31, 2010.  As a relatively small, non-public pipeline contractor, Rockford’s financial results could be impacted significantly by the terms and conditions of larger contracts.

We have not used the pre-acquisition information in any analysis of post-acquisition results or material trends affecting the Company.

Note 13 — Credit Arrangements, page F-22

7.                                      You state on page F-23 that you were “in compliance with, or received a waiver of” your restrictive covenants as of December 31, 2011. Please tell us for which covenants you received a waiver, the requirement of such covenants as of that date, and the reasons why you received a waiver. If any impacted covenants were a financial covenant, please revise future filings to disclose the required minimum/maximum ratios or amounts for each of your financial covenants and the actual ratios or amounts achieved for each financial covenant as of the most recent balance sheet date. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants.  Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

As noted in our Forms 10-K, we entered into a credit arrangement with a bank in October 2009.  Since that date, the only borrowings have been to secure less than $5 million of letters of credit issued by the bank.  With available cash balances in excess of three times the maximum value of the credit line, the current line was not a significant component in evaluating our liquidity and capital resources.

At December 31, 2011, the Company was in compliance with all financial ratios required under the Company’s loan agreement.  The covenant that required a waiver specifically related to the amount of capital expenditures allowed in a four quarter period.  Actual capital additions exceeded allowed capital additions by $0.9 million (3%).  The Company received a written waiver from the bank regarding the larger expenditure amount, and the capital additions covenant was increased in the sixth amendment dated April 4, 2012.

In future filings, if the Company does not meet any financial covenant, the Company will disclose the required minimum/maximum ratios or amounts for each affected covenant and the actual ratio or amount achieved as of the most recent balance sheet date.

Definitive Proxy Statement

Summary Compensation Table, page 26

8.                                       Please explain how the addition of the “Deferred Award” column is consistent with the manner of presentation for the summary compensation table as specified in Item 402(c)(1) of Regulation S-K. Clarify why you have not reported the deferred amounts in the “Bonus” column with the requisite footnote explanation required pursuant to the Instructions to Item 402(c)(2)(iii) and (iv) of Item 402 of Regulation S-K. Further, it is not clear why you have reported the amounts contained in the “Non-Equity Incentive Plan Compensation” column as cash amounts when the disclosure in footnote (5) appears to indicate that these are equity-based awards. Please advise.

Bonus column - Compensation Table

The Company included an additional column for “deferred award” to expand on the calculation and methodology for the deferred bonus amounts and included a detailed footnote describing the methodology.

For future proxy filings, and in accordance with Item 402(c)(1), the Company will include the deferred bonus amounts in the “Bonus” column and will disclose the calculation and methodology by a footnote to the “Bonus” column.

Non-Equity Incentive Plan Compensation column — Compensation Table

The Company provides certain management and executives the ability to purchase Company stock at a discount of 25% of the defined market price of the stock.  The Company included this discount benefit in the non-equity incentive plan compensation column on the presumption that the discount was not equity, but in fact, a benefit upon purchase of equity.

In future proxy filings, and in accordance to Item 402(c)(2)(ix)(C) the Company will include this discount benefit in the column labeled “All Other Compensation” and will include the pertinent footnote information as part of that column.

Form 10-Q for the period ended March 31, 2012

Financial Statements

9.                                       Please confirm to us you will comply with the provisions of ASC 220-10-45-18 beginning with your Form 10-Q for the second quarter ending June 30, 2012. Please confirm for future annual filings you will revise your presentation to also present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.

As of December 31, 2010, the Company had no amounts in Accumulated Other Comprehensive Income and since that date there have been no Other Comprehensive Income related transactions. ASC 220-10-15-3 guidance states that an entity that has no items of other comprehensive income in any period presented is not required to report comprehensive income.

The Company confirms that for any future other comprehensive income transactions, all filings will present any components of Other Comprehensive Income in accordance with the provisions of ASC 220-10-45-18.

Note 6 — Costs and Estimated Earnings on Uncompleted Contracts, page 9

10.                                 We note the provision for estimated loss on uncompleted contracts increased to $2.2 million at March 31, 2012, compared to $917 thousand at December 31, 2011, and $577 thousand at December 31, 2010, as disclosed on page F-11 of the Form 10-K. The substantial increase during the first quarter had a material impact on net income. Please tell us and revise future filings, for each project for which a material loss has been recorded: i) describe the nature of the project and the customer; ii) the date the project commenced and the estimated completion dates; iii) the total value of the project; iv) the profit/loss recorded to date; v) the estimated costs to completion; and vi) the material factors causing the loss and the factors constraining the Company’s ability to manage these factors.

ASC 605-35-25-46 requires that when the estimates for contract revenue and contract costs indicate a loss, a provision for the entire loss shall be made.  Recognizing a loss has a direct impact on gross margin and net income.  The balance sheet provision for losses on uncompleted contracts losses does not have a similar effect on future periods as the balance sheet provision will be used to maintain a zero gross margin for the project over its remaining construction period.

In the first quarter of 2012, the Company recorded an estimated contract loss of $2.0 million on an underground project as disclosed in the Results of Operations of the March 31, 2012 Form 10Q.  Because the project was approximately 30% completed at the end of the quarter, the balance sheet loss provision included $1.4 million for this project.  The remaining $0.8 million balance sheet loss provision was the result of losses recognized in earlier periods for approximately 30 jobs.  During the second quarter, the underground project was completed and its loss provision on the balance sheet was accounted for in accordance with ASC 605 (and as outlined in “Exhibit C-6 — Loss Contract” published in the AICPA Audit and Accounting Guide for Construction Contractors dated May 1, 2011).  At June 30, 2012, the loss provision shown on the Company’s balance sheet was $337,000 for all projects.

In future filings, we will use more precise language in describing material contract loss provisions.

We believe that comparing a change in the balance sheet loss provision to net income could lead to materially misleading information. Changes in the balance sheet loss provision account will offset already recognized project losses in future periods; however, the changes will not affect the future period net income amount since they keep future period gross margin at zero for projects which indicate a loss in an earlier period.

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General

The Company acknowledges that:

1.                                       The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2.                                       Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.                                       The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have responded to the questions and issues that you addressed in your letter.  Please contact me at (214) 740-5602 if you have any questions or comments.

Very truly yours,

/s/ Peter J. Moerbeek
Peter J. Moerbeek
Executive Vice President,
Chief Financial Officer and Director